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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                                Blockbuster Inc.
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                                (Name of Issuer)

                              Class A Common Stock
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                         (Title of Class of Securities)

                                    093679108
                             ---------------------
                                 (CUSIP Number)

                                  May 23, 2006
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]   Rule 13d-1(b)

[X]   Rule 13d-1(c)

[ ]   Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 093679108
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 1.  Names of Reporting Person.
     I.R.S. Identification Nos. of above person (entities only).

     Sagio Investments SA
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 2.  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)...............................................................  [ ]

     (b)...............................................................  [ ]
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 3.  SEC Use Only


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 4.  Citizenship or Place of Organization

     Switzerland
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                      5.  Sole Voting Power           -0-
 Number of Shares
   Beneficially       6.  Shared Voting Power         5,223,000*
  Owned by Each
    Reporting         7.  Sole Dispositive Power      -0-
   Person With:
                      8.  Shared Dispositive Power    5,223,000*
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 9.  Aggregate Amount Beneficially Owned by Each Reporting Person

     5,223,000*
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10.  Check if the Aggregate Amount in Row (9)
     Excludes Certain Shares (See Instructions)

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11.  Percent of Class Represented by Amount in Row (9)

     4.37%
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12.  Type of Reporting Person (See Instruction)

     OO
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* Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by Sagio Investments SA that it is the beneficial owner of any of the Class A Common Stock of Blockbuster, Inc. referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

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Item 1(a)   Name of Issuer:
            Blockbuster Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:
            1201 Elm Street, Dallas, Texas 75270.

Item 2(a)   Name of Person Filing:
            Sagio Investments SA

Item 2(b)   Address of Principal Business Officer or, if none, Residence:
            11 Course De Rive, 1204 Geneva, Switzerland.

Item 2(c)   Citizenship:
            Switzerland

Item 2(d)   Title and class of Securities:
            Class A Common Stock.

Item 2(e)   CUSIP Number:
            is 093679108.

Item 3. Type of Reporting Person: N/A. The Reporting Person is a Swiss entity regulated by Swiss authorities, including the Association Romande des Intermediaires Financiers, a self-regulating body, and subject to all Swiss laws and regulations.

Item 4. Ownership

     (a)  Amount beneficially owned: 5,223,000*

     (b)  Percent of Class: 4.37%

     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote: -0-

          (ii)  Shared power to vote or to direct the vote: 5,223,000*

          (iii) Sole power to dispose or to direct the disposition of: -0-

          (iv)  Share power to dispose or to direct the disposition of:
                5,223,000*

Item 5. Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person: The Reporting Person manages the Longview Fund, Titanium Fund and Sniper Fund for and on behalf of clients and investors located outside the United States who have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities referenced herein.

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Item 7. Identification and Classification of the Subsidiary Which Acquired the
Security Being Reported on By the Parent Holding Company or Control Person: N/A

Item 8. Identification and Classification of Members of the Group: N/A

Item 9. Notice of Dissolution of Group: N/A

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       Date: May 24, 2006

                                       SAGIO INVESTMENTS SA


                                       By: /s/  Alessandro Grande
                                          -------------------------------------
                                                   Alessandro Grande
                                          Administrateur and Investment Manager